SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16 UNDER

THE SECURITIES EXCHANGE ACT OF 1934

For the month of March 2008

Kookmin Bank

(Translation of registrant’s name into English)

9-1, 2-Ga, Namdaemun-Ro, Jung-Gu, Seoul, Korea 100-703

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F      X            Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Note: Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Note: Regulation S-T Rule 101(b)(7) only permits the submission in paper of a Form 6-K if submission to furnish a report or other document that the registration foreign private issuer must furnish and make public under the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organized (the registrant’s “home country”), or under the rules of the home country exchange on which the registrant’s securities are traded, as long as the report or other document is not a press release, is not required to be and has not been distributed to the registrant’s security holders, and if discussing a material event, has already been the subject of a Form 6-K submission or other Commission filing on EDGAR.

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes                       No      X

Webcast Presentation and Q&A Session Regarding Kookmin Bank’s Acquisition of JSC Bank CenterCredit

On March 19, 2008, Kookmin Bank will hold a live webcast presentation and Q&A session regarding its acquisition of JSC Bank CenterCredit. The webcast will be accessible on the “Investor Relations” page of Kookmin Bank’s website at www.kbstar.com. Investors will be able to participate by telephone during the Q&A session following the presentation.

■	Date:	Wednesday, March 19, 2008

■	Time:	16:00 (Seoul time)

■	Format:	Live webcast and conference call

■	Languages:	Korean and English. Simultaneous translation will be available for the English-speaking participants.

■	Agenda:	Presentation and Q&A

■	Dial-in numbers for the Q&A session (in English):

	- From outside Korea:	82-31-810-3001

	- From Korea:	1566-2256 or 031-810-3001

	- Pass code:	6412

	- Q&A code:	14

Note:

The presentation material will be made available for viewing at the time of the webcast.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Kookmin Bank
(Registrant)

Date: March 18, 2008	By:	/s/ Donald H. MacKenzie
(Signature)
	Name:	Donald H. MacKenzie
	Title:	Senior EVP / CFO